Exhibit 11
COMPUTATION OF EARNING PER SHARE

	Year Ended December 31,
	2007	2006
BASIC

Net Loss	($2,683,008)	($2,963,154)
/ Weighted Average Shares	1,800,000	706,494

Basic Earnings Per Share	($1.49)	($4.19)

DILUTED

Net Loss	($2,683,008)	($2,963,154)
/ Weighted Average Shares	1,800,000	706,494

Diluted Earnings Per Share	($1.49)	($4.19)